SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ SYLVIA EDWARDS
Sylvia Edwards
Assistant Group Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

K B Dadiseth, M W O Garrett, A F Godbehere, B A Macaskill, H A McGrath, K A O’Donovan,

J H Ross, A Turnbull.

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

See section 3

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

K B Dadiseth

M W O Garrett: Registered in the name of HSBC Global Custody Nominees UK Limited

A F Godbehere

B A Macaskill

H A McGrath

K A O’Donovan

J H Ross

A Turnbull

8.	State the nature of the transaction

Regular quarterly purchase of shares, using agreed proportion of the quarterly payment of board and committee fees to the non-executive directors and the Chairman as set out in 9 below

9.	Number of shares, debentures or financial instruments relating to shares acquired

K B Dadiseth - 681 shares

M W O Garrett - 763 shares

A F Godbehere - 663 shares

B A Macaskill – 814 shares

H A McGrath - 610 shares

K A O’Donovan - 470 shares

J H Ross - 576 shares

A Turnbull – 576 shares

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

K B Dadiseth less than 0.00003%

M W O Garrett less than 0.00003%

A F Godbehere less than 0.00003%

B A Macaskill less than 0.00004%

H A McGrath less than 0.00003%

K A O’Donovan less than 0.00002%

J H Ross less than 0.00003%

A Turnbull less than 0.00003%

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£6.452366

14.	Date and place of transaction

30 September 2010, London

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

K B Dadiseth – 30,002 shares, less than 0.002%

M W O Garrett – 36,241 shares, less than 0.002%

A F Godbehere – 13,992 shares, less than 0.0006%

B A Macaskill – 43,224 shares, less than 0.002%

H A McGrath – 298,955 shares, less than 0.02%

K A O’Donovan – 23,032 shares, less than 0.001%

J H Ross – 20,637 shares, less than 0.0009%

A Turnbull – 15,036 shares, less than 0.0006%

16.	Date issuer informed of transaction

30 September 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

Jennie Webb, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification

Sylvia Edwards, Assistant Group Secretary, 020 7548 3826

Date of notification

1 October 2010

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END